FORM 6-K
SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of February 2008.

PACIFIC HARBOUR CAPITAL LTD.
(formerly Venture Pacific Development Corp.)
(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street
Vancouver, B.C. V6C 1X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ X ]     No[   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"
Thomas Pressello,
President and CEO

Dated: February 25, 2008

Encl.	Quarterly Financial Statements as at December 31, 2007
Management Discussion and Analysis
Section 302 Certification – CEO
Section 302 Certification – Acting CFO

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussion and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2007 and March 31, 2007
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	31-Dec-07	31-Mar-07
ASSETS:	(unaudited)	(audited)
Current:
		$
Cash and cash equivalents	$776,155	1,009,289
Marketable securities (Note 2b)	63,750	55,264
Prepaid expenses and deposits	20,720	20,794
	860,625	1,085,347
Investments (Note 2c)	100,056	50,000
Capital assets, net (Note 3)	17,424	21,222
	$978,105	$1,156,569

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$37,273	$60,384

SHAREHOLDERS’ EQUITY:
Share capital (Note 4)	7,616,876	7,616,876
Contributed surplus (Note 4cii)	348,251	271,479
Deficit	(7,024,295)	(6,792,170)
	940,832	1,096,185

		$
	$978,105	1,156,569

APPROVED BY THE DIRECTORS:

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
For the Third Quarter Ended December 31, 2007 and 2006
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
Revenue
Interest income	7,797	2,714	25,178	8,993
Gain on sale of marketable securities	-	3,875	-	102,436
Unrealised gain (loss) on marketable securities	(9,635)	-	(2,898)	-
	(1,838)	6,589	22,280	111,429

General and Administrative Expenses- Schedule 1	(52,114)	(64,132)	(265,788)	(182,335)

Income (Loss) Before Other Items	(53,952)	(57,543)	(243,508)	(70,906)

Other Items
Gain on settlement of debts	-	-	-	25,446

Net income (loss) for the period	(53,952)	(57,543)	(243,508)	(45,460)

Retained Earnings (Deficit) Beginning of Period	(6,970,343)	(7,114,734)	(6,792,170)	(7,126,817)

Fair value adjustment on financial instruments			11,383
(Note 2b)

Retained Earnings (Deficit) End of Period	$(7,024,295)	$(7,172,277)	$(7,024,295)	$(7,172,277)

Basic and diluted (loss) per share for the period	$(0.01)	$(0.01)	$(0.03)	$(0.01)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Third Quarter Ended December 31, 2007 and 2006
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
Operating Activities
Net (loss) income for the period	$(53,952)	$(57,543)	$(243,508)	$(45,460)

Non-cash items:
Gain on sale of marketable securities	-	(3,875)	-	(102,436)
Unrealised gain or loss on marketable securities	9,635	-	2,898
Stock-based compensation	-	-	76,772	-
Amortization	1,449	386	4,347	2,704

Changes in non-cash working capital:
Prepaid expenses and deposits	(8,149)	-	74	3,548
Accounts payable and accrued liabilities	1,337	(1,781)	(23,111)	(55,915)
	(49,680)	(62,813)	(182,528)	(197,559)

Financing Activities
	-	-	-	-

Investing Activities
Expenditure on land held for resale	-	-	-	(3,686)
Purchase of equipment	-	-	(550)	-
Acquisition of investment	(50,056)	-	(50,056)	-
Net proceeds from sale of marketable securities	-	73,728	-	233,858
Investment in marketable securities	-	-	-	(82,932)
	(50,056)	73,728	(50,606)	147,240

Change In Cash during the period	(99,736)	10,915	(233,134)	(50,319)

Cash (Bank Indebtedness), Beginning Of Period	875,891	369,115	1,009,289	430,349

Cash (Bank Indebtedness), End Of Period	$776,155	$380,030	$776,155	$380,030

Cash is comprised as follows:
Cash	43,975	28,889	43,975	28,889
Money market investments	135,874	175,441	135,874	175,441
Term deposits	596,306	175,700	596,306	175,700
	776,155	380,030	776,155	380,030

SEE ACCOMPANYING NOTES

Schedule I

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED SCHEDULES OF
GENERAL AND ADMINISTRATIVE EXPENSES
For the Third Quarter Ended December 31, 2007 and 2006
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Third Quarter		Cumulative

	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
General and administrative expenses

Administration recovery	(12,000)	(8,741)	(36,000)	(36,741)
Amortization-capital assets	1,449	386	4,347	2,704
Audit	-	-	505	-
Bank charges	155	142	423	428
Corporate accounting	6,555	6,430	19,800	18,790
Filing fees	350	3,570	7,904	8,814
Legal and professional fees	-	-	2,326	12,535
Licence, dues and insurance	-	-	2,032	2,001
Management fees	6,000	6,000	18,000	18,000
Office and general	5,500	5,392	12,939	12,948
Promotion and advertising	486	702	14,278	548
Rent and utilities	24,528	25,695	75,921	61,065
Shareholder info and investor relations	-	-	830	2,550
Stock-based compensation- Note 4c	-	-	76,772	-
Transfer agent fees	625	909	6,172	5,708
Wages and benefits	18,466	23,647	59,539	72,985

	52,114	64,132	265,788	182,335

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 1	Nature of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act. Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board. The Company's primary business is investments in marketable securities, land and investments in private companies in the development stage.

Note 2	Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a) Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

SEE ACCOMPANYING NOTES

Note 2	Significant Accounting Policies- (cont’d)

b) Marketable-Securities

Subsequent to March 31, 2007 the Company adopted CICA Handbook Section 3855, Financial Instruments-Recognition and Measurement. Section 3855 requires that financial assets be classified as either trading, available for sale, held-to-maturity or loans and receivables and financial liabilities be classified as either trading or other financial liabilities. All financial assets, except those classified as held-to-maturity, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at market value with unrealised gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of these standards has resulted in the Company classifying marketable securities as financial assets held for trading. These securities which are traded on a recognized securities exchange are recorded at fair values based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates. As permitted under the new rules, the consolidated financial statements as at March 31, 2007 are not restated. The cumulative effect of this change is to increase retained earnings by $11,383.

c) Investments

Investments in privately held companies are recognized at cost unless an upward adjustment is supported by persuasive and objective evidence. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on operational results, forecasts and other developments since acquisition.

d) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment	30% declining balance
Office furniture	20% declining balance
Software	50% declining balance

e) Revenue Recognition

SEE ACCOMPANYING NOTES

Security transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost

Note 2	Significant Accounting Policies- (cont’d)

basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

f) Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h) Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Marketable securities exceed their stated cost. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i) Stock-Based Compensation Plan

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the vesting period with a

SEE ACCOMPANYING NOTE

corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Note 2	Significant Accounting Policies- (cont’d)

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

			Dec	March
			2007	2007
	CostAccumulated		Net	Net
		Amortization
Computer Equipment	38,695	27,566	11,129	13,812
Office Furniture	20,635	14,340	6,295	7,410
Software	4,170	4,170	-

	63,500	46,076
			17,424	21,222

Note 4	Share Capital

a)	Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b)	Issued:	Number	Amount
	Balance, March 31, 2007	7,247,703	$7,616,876
	Common shares issued	-	-
	Balance, December 31, 2007	7,247,703	$7,616,876

SEE ACCOMPANYING NOTES

Note 3	Capital Assets

Note 4	Share Capital- (cont’d)

c)	Commitments:

i)	Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

Stock Options	Number	Weighted
		Average
		Exercise
		Price
Outstanding and exercisable at March 31, 2007	979,028	$0.24
Granted	482,014	$0.24
Cancelled	(477,014)	$0.24

Outstanding as at December 31, 2007	984,028	$0.24

On December 31, 2007 there were 984,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
502,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
984,028

SEE ACCOMPANYING NOTES

Note 4	Share Capital- (cont’d)

The Black-Scholes Option Pricing Model determines the fair value of stock options using the following assumptions:

		Nine months ended	Year ended
		Dec 31, 2007	March 31, 2007
	Risk-free interest rate	4.05%	3.8%
	Expected dividend yield	0.00%	0.00%
	Expected stock price volatility	66.29%	92.11%
	Expected stock option life	3 years	3 years

ii)	Contributed Surplus

	Balance, March 31, 2005		202,886
	Fair value of option granted		68,593
	Balance, March 31, 2006 and 2007		271,479
	Fair value of option granted		76,772
	Balance, December 31, 2007		348,251

Note 5	Related Party Transactions

For the nine months ended December 31, 2007 and 2006, the Company was charged the following expenses by directors or companies with common directors:

	2007
Administration recovery	(36,000)	(36,741)
Management fees and salaries	18,000	18,000
	(18,000)	(18,741)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 6	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statements presentation adopted for the current period.

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
Management Discussion and Analysis
THIRD QUARTER REPORT – December 31, 2007

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the third quarter ended December 31, 2007. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1 Date of Report: February 25, 2008

1.2 Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors.

During the third quarter ended December 31, 2007, the Company purchased $50,056 investment in shares of a privately held company. As at December 31, 2007, the Company held a total of $100,056 investments in privately held companies at cost. The Company did not invest or dispose of any marketable securities during the quarter. As at December 31, 2007, the Company held marketable securities with a fair value of $63,750 compared with $66,647 at March 31, 2007.

In this quarter, the Company reported a net loss of $53,952 or $0.01 loss per share with accumulated deficit of $7,024,295 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of December 31, 2007, the Company had cash and cash equivalents of $776,155 and working capital of $823,352. The Company had no long-term debt.

1.3 Results of Operations For the Third Quarter Ended December 31, 2007

Revenue

For the three months ended December 31, 2007, the Company reported unrealised loss on marketable securities of $9,635 as compared to $nil unrealised gain or loss for the same period last year. The unrealised loss on marketable securities arose from the write-down to market on the Company’s marketable securities.

The Company had no realised gain or loss on sale of marketable securities in the quarter ended December 31, 2007 as compared to $3,875 realised gain on sale of marketable securities for the same period last year.

Cumulatively for the nine months period ended December 31, 2007, the Company reported total revenue of $22,280 as compared to $111,429 for the same period last year. Revenue consisted of interest income, gain on sale of marketable securities and unrealised loss on sale of marketable securities. The reduction in

SEE ACCOMPANYING NOTES

revenue was mainly due to reduced return from the sale of marketable securities. The Company generated $nil from gain on sale of marketable securities in the nine months period as compared to $102,436 from the comparable period last year.

General and Administrative Expenses

General and administrative expenses decreased slightly from $64,132 in the quarter ended December 31, 2006 to $52,114 in the current quarter, a decrease of $12,018. The decrease in the current period was due to lower wages and benefits from staff on maternity leave and reduced filing expense. In the nine months period, general and administrative expenses increased from $182,335 in the nine months ended December 31, 2006 to $265,788 in the nine months ended December 31, 2007. The increase was mainly attributable to a charge of $76,772 for stock-based compensation, but also from rent increase due to renewed office lease and increased promotion expense. The increase was partially offset by a reduction in legal fees and wages and benefits.

Net Loss

The Company reported a net loss of $53,952 or $0.01 loss per share for the third quarter ended December 31, 2007 as compared to a net loss of $57,543 or $0.01 loss per share for the same period last year. For the nine months period, the Company reported a net loss of $243,508 or $0.03 loss per share as compared to a net loss of $45,460 or $0.01 loss per share in the comparative nine months period. As previously discussed in this MD&A, the major contributors to the increase in net loss were the reduction in gain on sale of marketable securities and a charge of stock based compensation expense to operations.

1.4 Transactions with Related Parties

During the nine months ended December 31, 2007, the Company paid $18,000 (2006: $18,000) in management fee to a company controlled by a director and officer of the Company for management services.

The Company received $36,000 (2006: $36,741) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Mar 31, 2006	Q1 June 30, 2006	Q2 Sept 30, 2006	Q3 Dec 31 2006	Q4 Mar 31, 2007	Q1 June 30, 2007	Q2 Sept 30, 2007	Q3 Dec 31, 2007
Total Revenues	$218,571	$101,956	$2,884	$6,589	$403,633	$33,213	$2,287	$(1,838)

Income or loss before discontinued operations and extraordinary items:

Total	$132,499	$37,086	$(25,003)	$(57,543)	$380,107	$(108,050)	$(70,123)	$(53,952)
Per Share	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)

SEE ACCOMPANYING NOTES

Net income or loss:
Total	$132,499	$37,086	$(25,003)	$(57,543)	$380,107	$(108,050)	$(70,123)	$(53,952)
Per Share	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows: During the quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611, a gain on settlement of accounts payable of $37,000 and administrative expenses of $59,112.

During the quarter ended March 31, 2007, the net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

1.6 Liquidity and Capital Resources

Working capital decreased by $201,611 from $1,024,963 on March 31, 2007 to $823,352 as at December 31, 2007. The decrease was attributable to cash used in operating activities and cash used in investing activities.

For the three months ended December 31, 2007, the Company had negative cash outflow of $49,680 from operating activities as compared to $62,813 negative cash outflow from the comparable period in 2006. Cumulatively for the nine months period, cash outflow from operating activities was $182,528 as compared to cash outflow of $197,559 in the same period last year. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in the current period and the comparable period in 2006.

Cash used in investing activities was $50,056 in connection with the purchase of investment in the three months ended December 31, 2007 as compared to cash generated in investing activities of $73,728 from proceeds on sale of marketable securities. For the nine months period, cash used

SEE ACCOMPANYING NOTES

in investing activities was $50,606 as compared to cash generated in investing activities of $147,240 in the same period last year.

The Company had a net decrease in cash of $99,736 for the three months ended December 31, 2007 as compared to a net increase in cash of $10,915 during the three months ended December 31, 2006. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations and Commitments

On December 31, 2007, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.10 Financial instruments and Risk Factors

As of December 31, 2007 the Company held $63,750 in marketable securities, which are valued at fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $100,056 investments in privately held companies, which are valued at cost. The investments are also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.11 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

SEE ACCOMPANYING NOTES

1.12 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Financial Controller are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. The Company’s Chief Executive Officer and Financial Controller have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as at December 31, 2007, pursuant to the requirements of Multilateral Instrument 52-109.

The Chief Executive Officer and Financial Controller have concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with Canadian GAAP. However, management does not expect that the Company’s disclosure controls and procedures and internal controls over financial reporting will prevent all errors and fraud. Management believes that any system of internal controls, no matter how well designed or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

1.13 Share Capital Outstanding

Authorized Capital
100,000,000 common shares without par value
100,000,000 preferred shares without par value

Issued and outstanding
7,247,703 common shares as at December 31, 2007

Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

SEE ACCOMPANYING NOTES

SECTION 302 CERTIFICATION

I, Thomas Pressello, certify that:

1. I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at December 31, 2007;

2. Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3. Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

     (b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

     (c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: February 25, 2008

"Thomas Pressello"
Name: Thomas Pressello
President and Chief Executive Officer

SECTION 302 CERTIFICATION

I, Michael Reynolds, certify that:

1. I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at December 31, 2007;

2. Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3. Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

     (b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

     (c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: February 25, 2008

"Michael Reynolds"
Name: Michael Reynolds
Director and Acting Chief Financial Officer